UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington,
DC 20549

SCHEDULE 13D
Amendment Number 2
Under the Securities Exchange Act of 1934 Abitibi-Price Inc.
Common Stock without par value
Cusip #:  003-680-10-5

Nolan Altman
Tiger Management L.L.C..
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

February 17, 1997
(Date of event which required filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 003-680-10-5
Item 1.  Tiger Management L.L.C.
Item 4.  WC

Item 6.  Delaware
Item 7.  None
Item 8.  1,680,800 shares
Item 9.  None
Item 10. 1,680,800 shares
Item 11. 1,680,800 shares
Item 13. 1.9%
Item 14. IA


Cusip Number:  003-680-10-5
Item 1.  Tiger Performance L.L.C.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  866,700 shares
Item 9.  None
Item 10. 866,700 shares
Item 11. 866,700 shares
Item 13. 1.0%
Item 14. IA


Cusip Number:  003-680-10-5
Item 1. Panther Management Company,
L.P.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  127,000 shares
Item 9.  None
Item 10. 127,000 shares
Item 11. 127,000 shares
Item 13. 0.1%
Item 14. IA  PN



Cusip Number:  003-680-10-5

Item 1.  Panther Partners, L.P.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  127,000 shares
Item 9.  None
Item 10. 127,000 shares
Item 11. 127,000 shares
Item 13. 0.1%
Item 14. IA  PN



Cusip Number:  003-680-10-5

Item 1.  Julian H. Robertson, Jr.
Item 4.  WC
Item 6.  U.S.
Item 7.  None
Item 8.  2,674,500 shares
Item 9.  None
Item 10. 2,674,500 shares
Item 11. 2,674,500 shares
Item 13. 3.0%
Item 14. IN

This Amendment Number 2 restates this
introductory paragraph and amends Item
5 of the Schedule 13D relating to the
shares of common stock without par
value of Abitibi-Price Inc. (the
"Shares"),filed on behalf of Tiger
Management L.L.C. ("TMLLC") and Tiger
Performance L.L.C. ("TPLLC"), each of
which is a Delaware limited liability
company; and Panther Management
Company, L.P. ("PMCLP") and Panther
Partners, L.P. ("Panther"), each of
which is a Delaware limited
partnership. Each of TMLLC, TPLLC and
PMCLP is an investment adviser
registered under the Investment
Advisers Act of 1940; Panther is an
investment company registered under
the Investment Company Act of 1940;
Julian H. Robertson, Jr. ("Mr.
Robertson") is the ultimate
controlling person of each of TMLLC,
TPLLC and PMCLP (collectively, the
"Reporting Persons").
Item 5 of Schedule 13D, "Interest in
Securities of the Issuer," is hereby
amended as follows: (a)  The aggregate
numbers and percentages of shares
outstanding of common stock
beneficially
owned is set forth below. The
percentages
are computed based on 89,022,479
shares of common stock outstanding.

                 Number      Percent
                 of          of Shares
Name             Shares      O/S
TMLLC            1,680,800   1.9%
TPLLC            866,700     1.0%
PMCLP            127,000     0.1%
Panther          127,000     0.1%
Mr. Robertson    2,674,500   3.0%

* PMCLP and Panther may be deemed to
beneficially own the same shares.

** Reflects beneficial ownership
imputed under the Commission's rules
to Mr. Robertson as the ultimate
controlling person of TMLLC, TPLLC and
PMCLP.

(c)  Set forth below are the trade
dates, numbers of shares and prices
per share (in Canadian dollars) of the
dispositions of the common stock on
the Toronto Stock Exchange since the
most recent filing.

                      Price Per Share,
Name/Date   Sales     Canadian Dollars

TMLLC:
2/17/97     2,828,300   22.75
2/18/97     942,700     23.50


TPLLC:
2/17/97     1,458,400   22.75
2/18/97     486,200     23.50


PMCLP on behalf of Panther:
2/17/97     213,300     22.75
2/18/97     71,100      23.50



(d)  The advisees of the Reporting
Persons have the right to receive
dividends from or proceeds from the
sale
of the Shares.
(e)  The Reporting Persons ceased to
be the beneficial owners of more than
five percent of the class on February
17, 1997.
After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.

February 24, 1997

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial
Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman, Chief Financial
Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner
By:  Panther Management Corporation,
its General Partner


/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this
Amendment Number 2 to Schedule 13D
dated February 24, 1997 relating to
shares of common stock of Abitibi-
Price Inc. shall be filed on behalf of
each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman, Chief Financial
Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company,
L.P., its General Partner
By:  Panther Management Corporation,
its General Partner


/s/  Nolan Altman, Chief Financial
Officer


JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95